UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Change of Directors and Senior Management

Appointment of Independent Directors.

As the exclusive licensee of 3DOM Alliance's X-SEPA™ battery separator technology, noco-noco Inc. (“the Company”) is optimizing resources for efficient mass production, streamlining the manufacturing process into a leaner setup. Amidst a strategic business realignment, the Company is enhancing its board of directors. Minoru Tanaka (“Mr. Tanaka”) and Noriyoshi Suzuki (“Mr. Suzuki”) are proposed to be appointed as independent directors of the Company.

Mr. Tanaka, an experienced executive with extensive audit experience, was registered as a certified public accountant in Japan in March 1986. He served at Shinko Audit Corporation from September 1982 to April 1988 and Kaikei Joho Center K.K. from April 1988 to November 1994 before being appointed as a representative director of an accounting firm, Recolte, in December 1994 (incumbent). He has been serving as a representative director of abreuvoir since August 2004, as a director of Trans Continental since January 2017, and as a director of Standard Link K.K. since July 2022. He also served and serves as a statutory auditor of several firms, including Hikari Tsushin, Inc., Kamikawa Taisetu Sake Brewery, and Kamikawa Taisetu Sake Brewery.

Mr. Suzuki, a seasoned professional with extensive experience in major securities firms, worked at Nikko Cordial Securities Co., Ltd. (currently SMBC Nikko Securities Co., Ltd.) for 37 years from April 1982 to June 2019 and at Edmon de Rothschild Nikko Co., Ltd. for 12 years from December 2008 to March 2020, serving as representative directors. He then serves as President of SUZUKI NORIYOSHI OFFICE Co., Ltd. from June 2020 till now and as a representative director of LES ROIS MAGES JAPON Co., Ltd. from January 2021 till now. He also served and serves as an independent director at several firms, including Electric Kogyo Co., Ltd. and transcosmos Inc. .

The proposed appointments of the independent directors are currently in progress pending procedures and security clearances. We are positive that the addition of these seasoned directors and executives will bolster the Company's growth trajectory.

Resignation of Directors and Senior Management

While we are honored to have seasoned executives of high caliber helm our board of directors, we would like to announce that several directors are stepping down from their current positions.

Mari Matsushita (“Ms. Matsushita”), who was working closely with Tatsuo Mori, Head of Product Management, to accelerate the battery separator mass manufacturing production process, has on February 5, 2024, notified the Company of her resignation as the Director and Chief Product Officer of the Company, effective March 5, 2024. Ms. Matsushita has advised that her resignation was due to personal reasons. In a more streamlined set up, Tatsuo Mori, Head of Product Management, will continue maintain oversight of product development and capacity building for core battery separator production.

On January 28, 2024, Mr. Heizo Takenaka (“Mr. Takenaka”) notified the Company of his resignation as the Independent Director of the Company, effective February 26, 2024. Mr. Takenaka has advised that his resignation was due to personal reasons.

On February 6, 2024, Mr. Timothy Teo Lai Wah ("Mr. Timothy") notified the Company of his resignation as the Independent Director of the Company, effective February 26, 2024.

Change in the Composition of Board Committees

With extensive financial and audit experience, Mr. Tanaka is proposed to be appointed as Chairman of the Audit Committee, Mr. Suzuki, a seasoned financial professional, is proposed to be appointed as Chairman of the Compensation Committee and our current Independent Director, Mr. Jean-François Raymond Roger Minier, is proposed to be appointed as Chairman of the Nominating and Corporate Governance Committee.

We are confident that upon completion of the appointment of these new directors, the board members will provide wise and strategic leadership to accelerate the Company’s growth trajectory. We would also like to take the opportunity to express our utmost appreciation and gratitude to the outgoing directors who have served us with tireless dedication.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: February [9], 2024